UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

March 4, 2008

Date of report (date of earliest event reported)

Foundation Coal Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-32331	42-1638663
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

999 Corporate Boulevard, Suite 300, Linthicum Heights, MD 21090-2227
(Address of Principal Executive Offices)

410-689-7600
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Item 7.01 Regulation FD Disclosure.

On March 4, 2008, an executive officer of Foundation Coal Holdings, Inc. ("Foundation") will be a panel participant at the Simmons & Company International 8th Annual Energy Conference in Las Vegas, NV. On March 6, 2008, an executive officer of Foundation will participate in the UBS Natural Gas, Electric Power and Coal Conference in Austin, TX.

A copy of the presentations are attached as Exhibit 99.1 and Exhibit 99.2, respectively.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibit

Exhibit 99.1	Foundation presentation at the Simmons & Company International 8th Annual Energy Conference on March 4, 2008.
Exhibit 99.2	Foundation presentation at UBS Natural Gas, Electric Power and Coal Conference On March 6, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 4, 2008

Foundation Coal Holdings, Inc.

/s/ Frank J. Wood

Senior Vice President and Chief Financial Officer

Exhibit 99.1





Mining the Past…Powering the Future

Simmons & Company International
8th Annual Energy Conference

Las Vegas, NV

March 4, 2008

FOUNDATION COAL HOLDINGS, INC.

FORWARD-LOOKING STATEMENTS AND RECONCILIATION OF NON-GAAP MEASURES

Statements in this presentation which are not statements of historical fact are "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Foundation Coal Holdings, Inc. at the time this presentation was made. Although Foundation Coal Holdings, Inc. believes that the assumptions underlying such statements are reasonable, it can give no assurance that they will be attained. Factors that could cause actual results to differ materially from expectations include the risks detailed under the section "Risk Factors" in the company's Form 10-K filed with the Securities and Exchange Commission.

Also, this presentation contains certain financial measures, such as EBITDA. As required by Securities and Exchange Commission Regulation G, reconciliations of these measures to figures reported in Foundation Coal's consolidated financial statements are provided in the company's annual and quarterly earnings releases.

PRESENTATION OVERVIEW

- Industry Overview
  - Global Demand Growth
  - U.S. Market Projections
- Foundation Coal Investment Highlights
  - Strong Safety Record
  - Attractive Asset Base & Diversified Operation
  - Positive Outlook for Organic Growth
  - Significant Leverage to Rising Price Environment
  - Track Record of Financial Performance
  - Summary

INDUSTRY OVERVIEW




America's Energy...
Our Focus











WORLD ENERGY CONSUMPTION EXPECTED TO INCREASE DRAMATICALLY



World Primary Energy Consumption
Quadrillion Btus
800
700
600
500
400
300
200
100
0
2004
2010
2015
2020
2025
2030
Petroleum
Natural Gas
Coal
Nuclear
Other

- Economic growth expected to drive primary energy consumption up 60% by 2030
- Coal demand is expected to increase 73% from 2005 to 2030
- Demand is expected to grow 119% in China, and 198% in India, from 2005 to 2030
- Together, China and India accounted for 45% of 2005 demand, rising to 60% by 2030 (contributing 75% of all growth)

Source: Energy Information Administration, International Energy Outlook 2006, Reference Case & International Energy Agency's "World Energy Outlook 2007"

CATALYSTS DRIVING THE MARKET

Current Market Fundamentals

•Favorable US currency

•Relatively high natural gas prices

•Favorable ocean freight rates

•Close to normal domestic stockpiles

•Lead time to increase U.S. production



SURPRISE!

Recent International Events Create a "Perfect Storm"

•China – Projected net importer beginning in 2008

•China – Suspends coal exports through February/March

•India – Utility stockpiles low

•Venezuela – State-ordered contract re-pricing

•Australia – Monsoon creates force majeure conditions

•South Africa – Production issues, low utility inventories & power outages

IMPACT OF INCREASING GLOBAL DEMAND

- **Asian demand is key**
  - Asia naturally draws from Australia, but export growth is overwhelming infrastructure
  - Asia now drawing thermal coal from South Africa, historically a supplier for Europe
  - Europe is relying increasingly on coal from the Americas
    - U.S. exports in 2007 were **59.1mm tons**, a **19%** increase YOY
    - U.S. exports should rise, tightening supply: **75-80mm tons** projected in 2008



Global Coal Flows
Beyond 2007
Decreasing
Trend
Increasing
Trend
USA
Europe
Asia
China
South
America
South
Africa
Australia
Source:
Calyon Securities (USA) Inc.

Source: Simmons & Company International Research and Various News Reports

U.S. ELECTRICITY GENERATION

- **Coal** now provides 50% of electricity generation in the U.S., anticipated to increase to approximately 60% in 2030
- **Natural Gas** share varies depending on price from 16-22% through 2030



Electricity Generation by Fuel Type
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Billion KwH
+62%
2005
2010
2015
2020
2025
2030
Coal
Nuclear
Natural Gas
Petroleum
Renewables

Source: Energy Information Administration, Annual Energy Outlook 2007, Reference Case

U.S. COAL DEMAND

- U.S. Domestic Coal Demand expected to increase approximately 3% in 2008; longer-term 1% to 2% annual growth expected
- 2008 demand is expected to exceed supply
- Expected growth in U.S. exports of steam and met coal should further tighten the U.S. market



Projected Coal Demand By Sector Through 2030
Millions of Tons
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
2007
2008
2009
2010
2011
2012
2013
2014
2015
2030
Electric Power
Coal-to-Liquids
Coking/Industrial/Other

Source: Energy Information Administration, Stifel Nicolaus projections

U.S. COAL-FIRED GENERATION GROWTH

	General Status	Number of Plants: October 2007 Report	Number of Plants: Current Report	Number of Plants: Change	Capacity (MW): October 2007 Report	Capacity (MW): Current Report	Capacity (MW): Change
Progressing Projects	*Under Construction*	24	28	+4	12,506	14,885	+2,379
	Near Construction	8	6	-2	4,565	1,859	-2,706
	Permitted	13	13	0	6,169	6,422	+253
	SUB TOTAL	45	47	+2	23,240	23,166	-74 (-0.3%)
Uncertain Potential and Timing	*Announced (early stages of development)*	76	67	-9	48,440	42,394	-6,046 (-12.5%)
	TOTAL	121	114	-7	71,680	65,560	-6,120 (-8.5%)

Status Listing	Description
Under Construction	Project is under construction.
Near Construction	Project has been approved; majority or all permits are obtained. Sponsor is contracting vendors and Engineering, Procurement and Construction (EPC) contractors. Site preparation has begun.
Permitted	In the permitting phase. Two or more permits approved or fuel or power contracts have been negotiated.
Announced	Early stages of development to filing for permits. May include a feasibility study.

Source: United States Department of Energy, National Energy Technology Laboratory, "Tracking New Coal-Fired Power Plants", December 2007

PRICES INCREASING IN ALL US REGIONS

- **Northern Appalachia (NAPP)**
  - More scrubbers
  - Increasing exports (crossover Pittsburgh #8)
  - Lead times for production expansion
  - Coal inventories at utilities served by NAPP coal currently well below the 5-year average
- **Central Appalachia (CAPP)**
  - Regulation threatens to impede future production
  - Strong worldwide demand for met coal
- **Powder River Basin (PRB)**
  - Most new coal-fired generation under construction is in the Midwest and West
  - Western coal reaching wider market in part due to the pull of Eastern coal exports
  - PRB prices tend to follow and lag Eastern coal prices—beginning to show strength



Newly Scrubbed Capacity (GWs)
36
30
24
18
12
6
0
19
34
34
10
16
2008
2009
2010
2011
2012



COAL – CENTRAL TO ENERGY INDEPENDENCE IN THE UNITED STATES

- Low-cost source of baseload electricity generation
- Over 200 years of known reserves
- United States can rely on domestic supply
- Limited supply & high/volatile cost of other energy sources
- Technological advancements expected to address CO_2 concerns
- Coal's role in U.S. electricity generation expected to grow
- Coal-to-Liquids commercialization expected to expand


U.S. Economy
Imported Energy


U.S. Economy
Domestic Coal

FOUNDATION COAL OVERVIEW








America's Energy...
Our Focus







A COMMITMENT TO SAFETY

Incident Rates of Non-Fatal Occupational Injuries by Industrial Category


Incident Rate
12
10
8
6
4
2
0
Air Transportation
Nursing Homes
Hospitals
Transportation & Warehousing
Manufacturing
Construction
Agriculture, Forestry & Fishing
Retail Trade
Coal Mining
FCL 2007
Financial Activities

Source: Bureau of Labor Statistics, 2006; Foundation Coal 2007

DIVERSIFIED OPERATIONS

Powder River Basin (PRB)

Production Capacity (tons MM)	55.0
LTM Shipments (tons MM)	51.6
LTM Sales ($ MM)	$468.9
LTM Avg. Realization ($/Ton)	$9.08
Reserves (tons MM)	844
Btu	Low
Sulfur Content	Compliance

Northern Appalachia (NAPP)

Production Capacity (tons MM)	14.0
LTM Shipments (tons MM)	13.0
LTM Sales ($ MM)	$521.6
LTM Avg. Realization ($/Ton)	$40.14
Reserves (tons MM)	742
Btu	High
Sulfur Content	Medium

Central Appalachia (CAPP)

Production Capacity (tons MM)	7.0
LTM Shipments (tons MM)	8.5
LTM Sales ($ MM)	$446.2
LTM Avg. Realization ($/Ton)	$52.60
Reserves (tons MM)	191
Btu	High
Sulfur Content	Compliance & Low

FOUNDATION COAL HOLDINGS, INC.

Production Capacity (tons MM)	76.0
LTM Shipments[1,2] (tons MM)	73.6
LTM Sales[1,2] ($ MM)	$1,453
LTM Avg. Realization[1,2] ($/Ton)	$19.74
Reserves[2] (tons MM)	1,840



Illinois Basin
Reserves ~ 65 MM tons
Headquarters
Baltimore, MD

Notes: Shipments, sales, average realization for the twelve months ended 12/31/07, reserve figures as of 2/25/08.
(1) Shipments, sales, and average realization include tons that were purchased and resold.
(2) Includes Illinois Basin

DIVERSIFIED MINING & TRANSPORTATION

MINING METHODS TAILORED TO EACH REGION

- Truck & shovel surface operations ≈ 74% of production capacity – PRB & CAPP
- Longwall mines in NAPP ≈ 18% of production capacity
- CM operations in CAPP account for the remainder
- FCL is a technology leader in all three areas



2008E Production Capacity by Mine Type
Total = 76MM Tons
Longwall
14.0
CM
5.5
56.5
Truck & Shovel

DIVERSIFIED TRANSPORATION PROVIDES DELIVERY FLEXIBILITY

- Railroads (all major carriers: NS, CSX, BNSF, & UP) ≈ 86% of shipments
- Barge and Truck ≈ 14% of shipments, with access to major waterways via loadouts on the Monongahela and Big Sandy Rivers

FUTURE PRODUCTION POTENTIAL

Powder River Basin		
Wyoming Operations	**Expansion (MM tons/yr)**	**New Capacity (MM tons/yr)**
Phase I & II (completed 2006 & 2007)	10	55
Phase III (2011)	10	65
Eagle Butte LBA	**255 Million Tons**	**2008 Sale (Successful)**
Belle Ayr LBA	**200 Million Tons**	**2009 Sale**

Northern Appalachia		
Mine	**Current Reserve (MM tons)**	**Production (MM tons/yr)**
Foundation	**~ 420**	**7 – 14 (potential 21)**
Freeport	**~ 68**	**2 - 3 (New)**

Central Appalachia		
Mine	**Current Reserve (MM tons)**	**Production (MM tons/yr)**
Harts Creek	**~ 64**	**2 (New)**

PROVEN MARKET STRATEGY

Significant open positions in 2009 and 2010, particularly in the East, enable FCL to benefit from today's strong pricing environment

West (Powder River Basin)


52.5MM*
55MM*
55MM*
100%
80%
60%
40%
20%
0%
5%
95%
22%
78%
55%
45%
2008
2009
2010
Priced Tons
Unpriced Tons

Avg. realization**	$9.95	$10.18	$10.55

East (Central & Northern App.)


22MM*
21MM*
21MM*
100%
80%
60%
40%
20%
0%
9%
91%
58%
42%
90%
10%
2008
2009
2010
Priced Tons
Unpriced Tons

Avg. realization**	$46.99	$44.62	$47.24

* Midpoint of 2/14/08 coal shipment guidance

** Average realization per ton for priced tons

RECENT PRICES v. 2009 AVG. REALIZATIONS

Average Realizations Per Ton v. Recent Spot Prices


$10
$12
8400 BTU
$45
$75
NAPP Steam
$85
CAPP Steam
$140
CAPP Met
West
East
Contracted 2009 avg. realization per ton
Recent spot price per ton

Note: recent prices as reported in Platts Coal Trader

KEY PERFORMANCE HIGHLIGHTS


Revenues
+ 63%
1,750
1,500
1,250
1,000
750
500
250
0
$994.7
$1,316.9
$1,470.3
$1,489.7
$1,595 - $1,650
2004
2005
2006
2007
2008


Adjusted EBITDA
+ 136%
400
300
200
100
0
$152.6
$309.6
$311.7
$307.5
$335 - $385
2004
2005
2006
2007
2008


Coal Shipments (tons)
+ 17%
80
70
60
50
40
30
20
10
0
63.5
68.8
73.9
73.6
73.3 - 75.8
2004
2005
2006
2007
2008


Debt Repayment
Total Debt
700
680
660
640
620
600
580
560
540
$685
$635
$627
$600
4.5
2.1
2.0
2.0
Debt to Adjusted EBITDA
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Q4 04
Q4 05
Q4 06
Q4 07

Notes: In millions, except percentage increases and debt to adjusted EBITDA ratios
2004 data on a non-GAAP combined basis
2005-07 data reflect results for successor company
2008 data per 2/14/08 guidance
Percentage increases based on mid-point of 2/14/08 guidance

STRONG POSITIVE FREE CASH FLOW

Free Cash Flow Per Share Comparison (1,2) – FCL vs. Peer Companies


Calendar 2007
$1.50
$1.00
$0.50
$0.00
-$0.50
-$1.00
-$1.50
$/Share (2)
A
FCL
B*
C
D*
E

Strong free cash flow has enabled FCL to return value to shareholders, repurchasing 1.3mm shares since 2006 at an average price of approximately $34

Notes: (1) Represents cash flow from operating activities less purchases of property, plant & equipment, including amounts paid under coal leases (bonus bids, minimum royalties) and excludes amounts paid for acquisitions
(2) Shares used in the diluted earnings per share calculation, as of December 31, 2007
* Latest available is for the nine months ended September 30, 2007.

Sources: Earnings news releases and cash flow statements in Form 10-Qs

INDUSTRY-LEADING MARGINS

Adjusted EBITDA to Revenue Margin—FCL vs. Peers

Three-Year Average (2005-07)



30
25
20
15
10
5
0
21.7%
20.5%
17.8%
17.5%
15.0%
13.2%
FCL
A
B
C
D*
E

Calendar Year 2007



30
25
20
15
10
5
0
20.9%
20.6%
19.5%
17.6%
14.4%
12.5%
A
FCL
C
B
D*
E

Note: * Excludes margin from non-coal related core assets

Source: Public company filings and press releases; EBITDA adjusted for unusual and one-time items

SUMMARY OF INVESTMENT HIGHLIGHTS

- Recent Performance
  - Met 2007 guidance for adjusted EBITDA and achieved diluted EPS excluding special items near the high end of previous guidance
  - Consistently generating leading EBITDA margins and positive free cash flow
  - Strong track record of growing adjusted EBITDA
  - Successful market strategy evident in our average realizations per ton
- Current Strategy
  - Selectively expanding production in 2008 in the high margin NAPP region
  - Leveraging our significant open positions
  - Managing our costs to maintain our position as a low-cost provider
- Future Growth
  - Path for approximately 20% organic production growth near-term
  - Stated policy to selectively pursue growth through acquisition

PEER GROUP RELATIVE VALUATION

- Among the largest producers – fourth by volume
- Nationally diversified producer
- The only producer with a major presence in both NAPP & PRB
- Significant organic growth: ≈ 20% production capacity increase possible near-term
- Industry-leading EBITDA margins; strong & consistently positive FCF
- Relative under-valuation

Recent Valuation Comparison 2/25/08



Enterprise Value/2008E EBITDA
16x
15x
14x
13x
12x
11x
10x
9x
8x
7x
FCL
< 50 MM TPY, regional
> 50 MM TPY, diversified
> 50 MM TPY, regional

Note: First Call consensus 2008 EBITDA estimates as of 2/25/08





Mining the Past…Powering the Future

Exhibit 99.2





Mining the Past…Powering the Future

UBS Natural Gas, Electric Power and Coal Conference

Austin, TX

March 6, 2008

FOUNDATION COAL
HOLDINGS, INC.

FORWARD-LOOKING STATEMENTS AND RECONCILIATION OF NON-GAAP MEASURES

Statements in this presentation which are not statements of historical fact are "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Foundation Coal Holdings, Inc. at the time this presentation was made. Although Foundation Coal Holdings, Inc. believes that the assumptions underlying such statements are reasonable, it can give no assurance that they will be attained. Factors that could cause actual results to differ materially from expectations include the risks detailed under the section "Risk Factors" in the company's Form 10-K filed with the Securities and Exchange Commission.

Also, this presentation contains certain financial measures, such as EBITDA. As required by Securities and Exchange Commission Regulation G, reconciliations of these measures to figures reported in Foundation Coal's consolidated financial statements are provided in the company's annual and quarterly earnings releases.

PRESENTATION OVERVIEW

- Industry Overview
  - Global Demand Growth
  - U.S. Market Projections
- Foundation Coal Investment Highlights
  - Strong Safety Record
  - Attractive Asset Base & Diversified Operation
  - Positive Outlook for Organic Growth
  - Significant Leverage to Rising Price Environment
  - Track Record of Financial Performance
  - Summary

INDUSTRY OVERVIEW








America's Energy…
Our Focus







WORLD ENERGY CONSUMPTION EXPECTED TO INCREASE DRAMATICALLY



World Primary Energy Consumption
Quadrillion Btus
800
700
600
500
400
300
200
100
0
2004
2010
2015
2020
2025
2030
Petroleum
Natural Gas
Coal
Nuclear
Other

- Economic growth expected to drive primary energy consumption up 60% by 2030
- Coal demand is expected to increase 73% from 2005 to 2030
- Demand is expected to grow 119% in China, and 198% in India, from 2005 to 2030
- Together, China and India accounted for 45% of 2005 demand, rising to 60% by 2030 (contributing 75% of all growth)

Source: Energy Information Administration, International Energy Outlook 2006, Reference Case & International Energy Agency's "World Energy Outlook 2007"

CATALYSTS DRIVING THE MARKET

Current Market Fundamentals

•Favorable US currency

•Relatively high natural gas prices

•Favorable ocean freight rates

•Close to normal domestic stockpiles

•Lead time to increase U.S. production


SURPRISE!

Recent International Events Create a "Perfect Storm"

•China – Projected net importer beginning in 2008

•China – Suspends coal exports through February/March

•India – Utility stockpiles low

•Venezuela – State-ordered contract re-pricing

•Australia – Monsoon creates force majeure conditions

•South Africa – Production issues, low utility inventories & power outages

IMPACT OF INCREASING GLOBAL DEMAND

- **Asian demand is key**
  - Asia naturally draws from Australia, but export growth is overwhelming infrastructure
  - Asia now drawing thermal coal from South Africa, historically a supplier for Europe
  - Europe is relying increasingly on coal from the Americas
    - U.S. exports in 2007 were **59.1mm tons**, a **19%** increase YOY
    - U.S. exports should rise, tightening supply: **75-80mm tons** projected in 2008


Global Coal Flows
Beyond 2007
Decreasing
Trend
Increasing
Trend
USA
Europe
Asia
China
South
America
South
Africa
Australia
Source:
Calyon Securities (USA) Inc.

Source: Simmons & Company International Research and Various News Reports

U.S. ELECTRICITY GENERATION

- **Coal** now provides 50% of electricity generation in the U.S., anticipated to increase to approximately 60% in 2030
- **Natural Gas** share varies depending on price from 16-22% through 2030



Electricity Generation by Fuel Type
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Billion KwH
+62%
2005
2010
2015
2020
2025
2030
Coal
Nuclear
Natural Gas
Petroleum
Renewables

Source: Energy Information Administration, Annual Energy Outlook 2007, Reference Case

U.S. COAL DEMAND

- U.S. Domestic Coal Demand expected to increase approximately 3% in 2008; longer-term 1% to 2% annual growth expected
- 2008 demand is expected to exceed supply
- Expected growth in U.S. exports of steam and met coal should further tighten the U.S. market



Projected Coal Demand By Sector Through 2030
Millions of Tons
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
2007
2008
2009
2010
2011
2012
2013
2014
2015
2030
Electric Power
Coal-to-Liquids
Coking/Industrial/Other

Source: Energy Information Administration, Stifel Nicolaus projections

U.S. COAL-FIRED GENERATION GROWTH

	General Status	Number of Plants			Capacity (MW)		
		October 2007 Report	Current Report	Change	October 2007 Report	Current Report	Change
Progressing Projects	Under Construction	24	28	+4	12,506	14,885	+2,379
	Near Construction	8	6	-2	4,565	1,859	-2,706
	Permitted	13	13	0	6,169	6,422	+253
	SUB TOTAL	45	47	+2	23,240	23,166	-74 (-0.3%)
Uncertain Potential and Timing	Announced (early stages of development)	76	67	-9	48,440	42,394	-6,046 (-12.5%)
	TOTAL	121	114	-7	71,680	65,560	-6,120 (-8.5%)

Status Listing	Description
Under Construction	Project is under construction.
Near Construction	Project has been approved; majority or all permits are obtained. Sponsor is contracting vendors and Engineering, Procurement and Construction (EPC) contractors. Site preparation has begun.
Permitted	In the permitting phase. Two or more permits approved or fuel or power contracts have been negotiated.
Announced	Early stages of development to filing for permits. May include a feasibility study.

Source: United States Department of Energy, National Energy Technology Laboratory, “Tracking New Coal-Fired Power Plants”, December 2007

PRICES INCREASING IN ALL US REGIONS

- **Northern Appalachia (NAPP)**
  - More scrubbers
  - Increasing exports (crossover Pittsburgh #8)
  - Lead times for production expansion
  - Coal inventories at utilities served by NAPP coal currently well below the 5-year average



Newly Scrubbed Capacity (GWs)
36
30
24
18
12
6
0
19
34
34
10
16
2008
2009
2010
2011
2012

- **Central Appalachia (CAPP)**
  - Regulation threatens to impede future production
  - Strong worldwide demand for met coal
- **Powder River Basin (PRB)**
  - Most new coal-fired generation under construction is in the Midwest and West
  - Western coal reaching wider market in part due to the pull of Eastern coal exports
  - PRB prices tend to follow and lag Eastern coal prices—beginning to show strength



COAL – CENTRAL TO ENERGY INDEPENDENCE IN THE UNITED STATES

- Low-cost source of baseload electricity generation
- Over 200 years of known reserves
- United States can rely on domestic supply
- Limited supply & high/volatile cost of other energy sources
- Technological advancements expected to address CO_2 concerns
- Coal's role in U.S. electricity generation expected to grow
- Coal-to-Liquids commercialization expected to expand



U.S. Economy
Imported Energy



U.S. Economy
Domestic Coal

FOUNDATION COAL OVERVIEW








America's Energy...
Our Focus







A COMMITMENT TO SAFETY

Incident Rates of Non-Fatal Occupational Injuries by Industrial Category



Incident Rate
12
10
8
6
4
2
0
Air Transportation
Nursing Homes
Hospitals
Transportation & Warehousing
Manufacturing
Construction
Agriculture, Forestry & Fishing
Retail Trade
Coal Mining
FCL 2007
Financial Activities

Source: Bureau of Labor Statistics, 2006; Foundation Coal 2007

DIVERSIFIED OPERATIONS

Powder River Basin (PRB)

Production Capacity (tons MM)	55.0
LTM Shipments (tons MM)	51.6
LTM Sales ($ MM)	$468.9
LTM Avg. Realization ($/Ton)	$9.08
Reserves (tons MM)	844
Btu	Low
Sulfur Content	Compliance

Northern Appalachia (NAPP)

Production Capacity (tons MM)	14.0
LTM Shipments (tons MM)	13.0
LTM Sales ($ MM)	$521.6
LTM Avg. Realization ($/Ton)	$40.14
Reserves (tons MM)	742
Btu	High
Sulfur Content	Medium

Central Appalachia (CAPP)

Production Capacity (tons MM)	7.0
LTM Shipments (tons MM)	8.5
LTM Sales ($ MM)	$446.2
LTM Avg. Realization ($/Ton)	$52.60
Reserves (tons MM)	191
Btu	High
Sulfur Content	Compliance & Low

FOUNDATION COAL HOLDINGS, INC.

Production Capacity (tons MM)	76.0
LTM Shipments[1,2] (tons MM)	73.6
LTM Sales[1,2] ($ MM)	$1,453
LTM Avg. Realization[1,2] ($/Ton)	$19.74
Reserves[2] (tons MM)	1,840


Illinois Basin
Reserves ~ 65 MM tons
Headquarters
Baltimore, MD

Notes: Shipments, sales, average realization for the twelve months ended 12/31/07, reserve figures as of 2/25/08.
(1) Shipments, sales, and average realization include tons that were purchased and resold.
(2) Includes Illinois Basin

DIVERSIFIED MINING & TRANSPORTATION

MINING METHODS TAILORED TO EACH REGION

- Truck & shovel surface operations ≈ 74% of production capacity – PRB & CAPP
- Longwall mines in NAPP ≈ 18% of production capacity
- CM operations in CAPP account for the remainder
- FCL is a technology leader in all three areas



2008E Production Capacity by Mine Type
Total = 76MM Tons
Longwall
14.0
CM
5.5
56.5
Truck &
Shovel

DIVERSIFIED TRANSPORATION PROVIDES DELIVERY FLEXIBILITY

- Railroads (all major carriers: NS, CSX, BNSF, & UP) ≈ 86% of shipments
- Barge and Truck ≈ 14% of shipments, with access to major waterways via loadouts on the Monongahela and Big Sandy Rivers

FUTURE PRODUCTION POTENTIAL

Powder River Basin		
Wyoming Operations	**Expansion (MM tons/yr)**	**New Capacity (MM tons/yr)**
Phase I & II (completed 2006 & 2007)	10	55
Phase III (2011)	10	65
Eagle Butte LBA	**255 Million Tons**	**2008 Sale (Successful)**
Belle Ayr LBA	**200 Million Tons**	**2009 Sale**

Northern Appalachia		
Mine	**Current Reserve (MM tons)**	**Production (MM tons/yr)**
Foundation	**~ 420**	**7 – 14 (potential 21)**
Freeport	**~ 68**	**2 - 3 (New)**

Central Appalachia		
Mine	**Current Reserve (MM tons)**	**Production (MM tons/yr)**
Harts Creek	**~ 64**	**2 (New)**

PROVEN MARKET STRATEGY

Significant open positions in 2009 and 2010, particularly in the East, enable FCL to benefit from today's strong pricing environment



West (Powder River Basin)
52.5MM*
55MM*
55MM*
100%
80%
60%
40%
20%
0%
5%
95%
22%
78%
55%
45%
2008
2009
2010
Priced Tons
Unpriced Tons

Avg. realization**	$9.95	$10.18	$10.55



East (Central & Northern App.)
22MM*
21MM*
21MM*
100%
80%
60%
40%
20%
0%
9%
91%
58%
42%
90%
10%
2008
2009
2010
Priced Tons
Unpriced Tons

Avg. realization**	$46.99	$44.62	$47.24

* Midpoint of 2/14/08 coal shipment guidance

** Average realization per ton for priced tons

RECENT PRICES v. 2009 AVG. REALIZATIONS

Average Realizations Per Ton v. Recent Spot Prices



$10
$12
8400 BTU
$45
$75
NAPP Steam
$85
CAPP Steam
$140
CAPP Met
West
East
Contracted 2009 avg. realization per ton
Recent spot price per ton

Note: recent prices as reported in Platts Coal Trader

KEY PERFORMANCE HIGHLIGHTS


Revenues
+ 63%
1,750
1,500
1,250
1,000
750
500
250
0
$994.7
$1,316.9
$1,470.3
$1,489.7
$1,595 - $1,650
2004
2005
2006
2007
2008


Adjusted EBITDA
+ 136%
400
300
200
100
0
$152.6
$309.6
$311.7
$307.5
$335 - $385
2004
2005
2006
2007
2008


Coal Shipments (tons)
+ 17%
80
70
60
50
40
30
20
10
0
63.5
68.8
73.9
73.6
73.3 - 75.8
2004
2005
2006
2007
2008


Debt Repayment
Total Debt
Debt to Adjusted EBITDA
700
680
660
640
620
600
580
560
540
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
4.5
2.1
2.0
2.0
$685
$635
$627
$600
Q4 04
Q4 05
Q4 06
Q4 07

Notes: In millions, except percentage increases and debt to adjusted EBITDA ratios
2004 data on a non-GAAP combined basis
2005-07 data reflect results for successor company
2008 data per 2/14/08 guidance
Percentage increases based on mid-point of 2/14/08 guidance

STRONG POSITIVE FREE CASH FLOW

Free Cash Flow Per Share Comparison [1,2] – FCL vs. Peer Companies


Calendar 2007
$/Share (2)
$1.50
$1.00
$0.50
$0.00
-$0.50
-$1.00
-$1.50
A
FCL
B*
C
D*
E

Strong free cash flow has enabled FCL to return value to shareholders, repurchasing 1.3mm shares since 2006 at an average price of approximately $34

Notes: (1) Represents cash flow from operating activities less purchases of property, plant & equipment, including amounts paid under coal leases (bonus bids, minimum royalties) and excludes amounts paid for acquisitions
(2) Shares used in the diluted earnings per share calculation, as of December 31, 2007
* Latest available is for the nine months ended September 30, 2007.

Sources: Earnings news releases and cash flow statements in Form 10-Qs

INDUSTRY-LEADING MARGINS

Adjusted EBITDA to Revenue Margin—FCL vs. Peers

Three-Year Average (2005-07)


30
25
20
15
10
5
0
21.7%
20.5%
17.8%
17.5%
15.0%
13.2%
FCL
A
B
C
D*
E

Calendar Year 2007


30
25
20
15
10
5
0
20.9%
20.6%
19.5%
17.6%
14.4%
12.5%
A
FCL
C
B
D*
E

Note: * Excludes margin from non-coal related core assets

Source: Public company filings and press releases; EBITDA adjusted for unusual and one-time items

SUMMARY OF INVESTMENT HIGHLIGHTS

- Recent Performance
  - Met 2007 guidance for adjusted EBITDA and achieved diluted EPS excluding special items near the high end of previous guidance
  - Consistently generating leading EBITDA margins and positive free cash flow
  - Strong track record of growing adjusted EBITDA
  - Successful market strategy evident in our average realizations per ton
- Current Strategy
  - Selectively expanding production in 2008 in the high margin NAPP region
  - Leveraging our significant open positions
  - Managing our costs to maintain our position as a low-cost provider
- Future Growth
  - Path for approximately 20% organic production growth near-term
  - Stated policy to selectively pursue growth through acquisition

PEER GROUP RELATIVE VALUATION

- Among the largest producers – fourth by volume
- Nationally diversified producer
- The only producer with a major presence in both NAPP & PRB
- Significant organic growth: ≈ 20% production capacity increase possible near-term
- Industry-leading EBITDA margins; strong & consistently positive FCF
- Relative under-valuation

Recent Valuation Comparison 2/25/08



Enterprise Value/2008E EBITDA
16x
15x
14x
13x
12x
11x
10x
9x
8x
7x
FCL
< 50 MM TPY, regional
> 50 MM TPY, diversified
> 50 MM TPY, regional

Note: First Call consensus 2008 EBITDA estimates as of 2/25/08

 

Mining the Past…Powering the Future